Exhibit 99.1

Ferrari Pricing of Issue of Notes

Maranello (Italy), 9 March 2016 - Ferrari N.V. (NYSE/MTA: RACE) (the “Issuer”) today announces the successful pricing of its inaugural €500 million issue of notes due 2023 (the “Notes”), the offering was 5 times oversubscribed. The issue price of the Notes is equal to 98.977% of their principal amount and the Notes have a fixed annual coupon of 1.50%. The proceeds of the issue will be used for the repayment of a bridge loan under the Issuer’s credit facility.

Banca IMI, BNP Paribas, BofA Merrill Lynch, Citigroup, Crédit Agricole CIB, J.P. Morgan, Mediobanca, Société Générale Corporate & Investment Banking, UBS Investment Bank and UniCredit Bank acted as Joint Lead Managers to the issue of the Notes.

Application has been made for the Notes to be admitted to the Official List of the Irish Stock Exchange and to trading on the regulated market of the Irish Stock Exchange. Settlement and the issue of the Notes is expected to occur on 16 March 2016.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognisable luxury performance sports cars. The Ferrari brand symbolises exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. The name and history and the image enjoyed by the cars are closely associated with the Ferrari Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. The Issuer believes its history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. The Issuer designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide through a network of 176 authorised dealers operating 198 points of sale.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Stabilisation/FCA